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								OMB APPROVAL

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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					(Amendment No. 4)*


					Quality Systems, Inc.
					   (Name of Issuer)

						Common Stock
------------------------------------------------------------
				(Title of Class of Securities)

						  747582104
						(CUSIP Number)

	Andrew E. Shapiro, Manager		Christopher J. Rupright, Esq.
	Lawndale Capital Management, LLC	Shartsis Friese & Ginsburg
	One Sansome Street, Suite 3900  	One Maritime Plaza, 18th Floor
	San Francisco, CA  94104			San Francisco, CA 94111
	(415) 288-2330					(415) 421-6500
------------------------------------------------------------

					August 24, 1998
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (10-97)

CUSIP No. 747582104								Page 2 of 13 pages

------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lawndale Capital Management, LLC
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/ X
/
												(b)		/  /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(E)
	/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				595,000
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						595,000
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	595,000
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.5
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO and IA

CUSIP No. 747582104								Page 3 of 13 pages

--------------------------------------------------------------------------
-
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Andrew E. Shapiro
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				595,000
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						595,000
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	595,000
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.5
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 747582104								Page 4 of 13 pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Partners, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				504,600
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						504,600
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	504,600
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.1
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 747582104								Page 5 of 13 pages

--------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Diamond A Investors, L.P.
--------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X /
												(b)		/ /
--------------------------------------------------------------------------
3	SEC USE ONLY
--------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
--------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)										/ /
--------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
--------------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-------------------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				90,400
		REPORTING		-------------------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						90,400
--------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	90,400
--------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
														/ /
--------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.5
--------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 747582104								Page 6 of 13 pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b)	The business address of LCM, DAP, DAI and Shapiro is One Sansome
Street, Suite 3900, San Francisco, California  94104.

(c)	LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 747582104								Page 7 of 13 pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

LCM			Funds Under Management(1)	$3,965,149
DAP			Working Capital			$3,358,113
DAI			Working Capital			$  607,036

(1)	Includes funds of DAP and DAI invested in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

Lawndale has reviewed QSII's proxy statement for QSII's September 9, 1998, annual meeting. In particular, Lawndale has carefully analyzed ITEM 2 relating to QSII's proposed 1998 Stock Option Plan. Despite its desire for greater ownership of QSII by QSII's employees, Lawndale concurs with the recommendation of two institutional proxy advisory services, Proxy Monitor and Institutional Shareholder Services (ISS), to vote "against"
ITEM 2. The advisory firms' and our bases for opposing this particular stock plan include its potentially significant dilutive effect on shareholders as well as the very broad powers expressly granted to the Board to issue deeply discounted options, to immediately vest them and at any time to reprice them. (see exhibit B for QSII proxy analysis by Proxy Monitor available over First Call)

Lawndale has been and may continue to be in contact with management, members of the Board of Directors and other shareholders of QSII to discuss the strategies QSII plans to employ to maximize shareholder value, including, but not limited to, the proposed 1998 Stock Option Plan, changes in the composition of QSII's Board of Directors, the integration of QSII's separate businesses and QSII's announced, but not executed, Stock buyback plan.

Lawndale incorporates by reference the additional disclosure provided in Amendment No. 3 to its Schedule 13D.

CUSIP No. 747582104								Page 8 of 13 pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

			Aggregate
			Beneficially
			Owned			 Voting Power		Dispositive Power
Name 	Number		Percent	Sole		Shared	Sole		Shared

LCM		595,000		9.5		-0-		595,000	-0-		595,000
Shapiro	595,000		9.5		-0-		595,000	-0-		595,000
DAP		504,600		8.1		-0-		504,600	-0-		504,600
DAI		 90,400		1.5		-0-		 90,400	-0-		 90,400

CUSIP No. 747582104								Page 9 of 13 pages


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since July 29, 1998.

		Purchase					Number		Price
Name		 or Sale		Date			of Shares		Per Share

DAP		     P       07/29/98        	 8,900   		$6.351
DAI		     P       07/29/98        	 1,600   		$6.351
DAP		     P       07/30/98            800   		$6.250
DAI		     P       07/30/98            200   		$6.250
DAP		     P       07/31/98        	 2,900   		$6.443
DAI		     P       07/31/98         	   400   		$6.443
DAP		     P       08/04/98       	11,700   		$5.929
DAI		     P       08/05/98        	 1,500   		$5.938
DAI		     S       08/05/98         	   100   		$5.938
DAP		     P       08/06/98         	   400   		$5.711
DAP		     P       08/06/98        	 3,000   		$5.896
DAI		     P       08/06/98        	 1,200   		$5.711
DAP		     P       08/07/98        	 2,000   		$5.656
DAP		     P       08/10/98        	 4,100   		$5.663
DAP		     S       08/10/98        	 1,000   		$5.750
DAI		     P       08/10/98         	   900   		$5.663
DAP		     P       08/11/98        	 5,900   		$5.607
DAI		     P       08/11/98        	 1,100   		$5.607
DAP		     P       08/12/98        	 2,100   		$5.513
DAI		     P       08/12/98         	   400   		$5.513
DAP		     P       08/13/98        	 3,000   		$5.438
DAP		     P       08/13/98        	 1,300   		$5.500
DAI		     P       08/13/98         	   700   		$5.500
DAP		     P       08/14/98        	 5,100   		$5.552
DAI		     P       08/14/98         	   900   		$5.552
DAP		     P       08/17/98        	 1,200   		$5.375
DAI		     P       08/17/98         	   300   		$5.375
DAP		     P       08/24/98        	 6,500   		$5.375
DAI		     P       08/24/98        	 1,000   		$5.375

All transactions were executed through the Nasdaq National Market System.

CUSIP No. 747582104								Page 10 of 13 pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	August 25, 1998.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:	Lawndale Capital				By:	Lawndale Capital
	Management, LLC						Management, LLC
	General Partner						General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E. Shapiro
		Andrew E. Shapiro					Andrew E. Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC


By:	/s/ Andrew E. Shapiro 			/s/ Andrew E. Shapiro
	Andrew E. Shapiro				Andrew E. Shapiro
	Manager

CUSIP No. 747582104								Page 11 of 13 pages

												EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 22, 1997.

DIAMOND A PARTNERS, L.P.				DIAMOND A INVESTORS, L.P.

By:	Lawndale Capital				By:	Lawndale Capital
	Management, LLC						Management, LLC
	General Partner						General Partner


	By:	/s/ Andrew E. Shapiro			By:	/s/ Andrew E. Shapiro
		Andrew E. Shapiro					Andrew E. Shapiro
		Manager							Manager

LAWNDALE CAPITAL MANAGEMENT, LLC


By:	/s/ Andrew E. Shapiro 			/s/ Andrew E. Shapiro
	Andrew E. Shapiro				Andrew E. Shapiro
	Manager

CUSIP No. 747582104								Page 12 of 13 pages

EXHIBIT B

Proxy Monitor

Resolution #2: Approve 1998 Stock Option Plan reserving one million shares for issue thereunder.

We recommend a NAY ballot on this board-backed resolution, a vote against Management. Quality Systems seeks to reserve one million common shares for issue under its 1998 Stock Option Plan, which represents a reduction in relative voting power of 12.6% of fully-diluted shares. However, when combined with those shares available and those shares granted but unexercised under other company plans, shareholders' equity would be diluted by an even costlier 21%.

Under the terms of the plan, the board may grant incentive stock options and nonqualified stock options to officers, key employees, directors, and company consultants. As prescribed by law, all incentive stock options must be issued at no less than 100 percent of fair market value and must carry a term of no more than ten years. However, the plan bestows broad powers upon the administering committee to determined the most salient provision of all nonqualified stock options, including the indefensible and expensive grant of deeply discounted options. The board also has full discretion to establish the vesting schedule for all awards. Although, options typically vest ratably over four years. Still, in the event of a change in control, all vesting restrictions would lapse and all outstanding options would become immediately exercisable. Payment is required in the form of cash or stock already owned, and the plan will expire on December 31, 2007.

In our view, provisions ceding administering committees the authority to grant options at bargain prices ranks among the least defensible features of a stock option plan. This practice is particularly objectionable given current market conditions. That is, in the midst of such an unprecedented bull market and with such ridiculously low exercise prices, there wouldn't seem to be a compelling need for management to work hard to boost stock prices. Even stock options issued at 100% wouldn't require much on the part of management to realize substantial option profits.

Also disturbing is the fact the plan expressly permits repricing or replacing underwater stock options. Indeed, the company has a history of such action. Implicitly, if not explicitly, stock options are intended to recompense long-term accomplishments, making short-term adjustments wholly inappropriate. Shareholders, who are acutely aware that stock prices move up and down, have no comparable opportunities to recoup very real losses. To afford this type of protection to plan participants is obscene.

CUSIP No. 747582104								Page 13 of 13 pages

Clearly our analysts recognize the logical contribution stock options make to aligning economic interests of the company with those of public shareholders. Indeed, when used appropriately stock options can be a vital link in the creation of shareholder value. Still, these benefits must be weighed against the cost/dilutive effect of issuing such awards as well as the responsibility of management. Given the considerable level of dilution to which this new plan would contribute, and absent restrictions on the company's ability to issue cut-rate awards, we cannot endorse this proposal.


3693.11\1005633